Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended

June 30, 2022

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	June 30, 2022	December 31, 2021*
Assets
Cash and cash equivalents		14,940	19,292
Trade and other receivables		1,249,527	1,056,023
Inventoried supplies		27,206	24,402
Current taxes recoverable		997	6,080
Prepaid expenses		63,032	54,518
Assets held for sale		4,492	1,943
Current assets		1,360,194	1,162,258

Property and equipment	7	2,421,553	2,455,141
Right-of-use assets	8	369,649	398,533
Intangible assets	9	1,801,774	1,792,921
Other assets	10	104,407	45,115
Deferred tax assets		22,732	29,695
Non-current assets		4,720,115	4,721,405
Total assets		6,080,309	5,883,663

Liabilities
Trade and other payables		835,913	861,908
Current taxes payable		47,978	16,552
Provisions	14	47,369	39,012
Other financial liabilities		34,867	10,566
Long-term debt	11	38,382	363,586
Lease liabilities	12	115,103	115,344
Current liabilities		1,119,612	1,406,968

Long-term debt	11	1,679,044	1,244,508
Lease liabilities	12	286,306	313,862
Employee benefits	13	79,512	68,037
Provisions	14	124,115	108,145
Other financial liabilities		3,934	8,033
Deferred tax liabilities		409,482	423,755
Non-current liabilities		2,582,393	2,166,340
Total liabilities		3,702,005	3,573,308

Equity
Share capital	15	1,107,303	1,133,181
Contributed surplus	15, 17	36,134	39,150
Accumulated other comprehensive income		(174,016)	(144,665)
Retained earnings		1,408,883	1,282,689
Equity attributable to owners of the Company		2,378,304	2,310,355

Contingencies, letters of credit and other commitments	22
Subsequent events	23
Total liabilities and equity		6,080,309	5,883,663

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2022	June 30, 2021*	June 30, 2022	June 30, 2021*

Revenue		1,989,450	1,650,970	3,883,298	2,710,104
Fuel surcharge		432,867	185,738	730,538	275,411
Total revenue		2,422,317	1,836,708	4,613,836	2,985,515

Materials and services expenses	18	1,259,124	962,525	2,399,532	1,628,445
Personnel expenses	19	618,770	500,154	1,243,605	757,426
Other operating expenses		126,822	94,546	243,027	147,973
Depreciation of property and equipment	7	66,378	56,205	130,825	97,425
Depreciation of right-of-use assets	8	31,297	28,153	62,821	50,952
Amortization of intangible assets	9	14,130	13,658	28,391	28,029
Bargain purchase gain	5	-	(283,593)	-	(283,593)
Gain on sale of rolling stock and equipment		(24,344)	(5,778)	(44,170)	(9,383)
Loss (gain) on derecognition of right-of-use assets		45	(118)	(12)	(522)
Loss (gain) on sale of land and buildings		1	3	(43)	3
(Gain) loss on sale of assets held for sale		(60,876)	27	(60,876)	(3,911)
Loss on disposal of intangible assets		-	5	-	5
Total operating expenses		2,031,347	1,365,787	4,003,100	2,412,849

Operating income		390,970	470,921	610,736	572,666

Finance (income) costs
Finance income	20	(165)	(2,274)	(83)	(2,785)
Finance costs	20	21,702	18,886	41,809	33,832
Net finance costs		21,537	16,612	41,726	31,047

Income before income tax		369,433	454,309	569,010	541,619
Income tax expense	21	92,608	42,544	144,462	62,967

Net income for the period attributable to owners of the Company		276,825	411,765	424,548	478,652

Earnings per share attributable to owners of the Company
Basic earnings per share	16	3.05	4.42	4.65	5.13
Diluted earnings per share	16	3.00	4.32	4.56	5.01

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021*	June 30, 2022	June 30, 2021*

Net income for the period attributable to
owners of the Company	276,825	411,765	424,548	478,652

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	597	15,073	307	10,736
Net investment hedge, net of tax	(27,776)	4,422	(20,166)	6,915
Items directly reclassified to retained earnings:
Unrealized loss on investments in equity securities
measured at fair value through OCI, net of tax	(2,891)	-	(9,045)	-
Other comprehensive income for the period, net of tax	(30,070)	19,495	(28,904)	17,651

Total comprehensive income for the period
attributable to owners of the Company	246,755	431,260	395,644	496,303

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED June 30, 2022 AND 2021- (UNAUDITED)

(In thousands of U.S. dollars)					Accumulated	Accumulated
				Accumulated	foreign	unrealized		Total
				unrealized	currency	gain (loss)		equity
				loss on	translation	on invest-		attributable
				employee	differences	ments in	Retained	to owners
		Share	Contributed	benefit	& net invest-	equity	earnings	of the
	Note	capital	surplus	plans	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2021		1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income for the period		-	-	-	-	-	424,548	424,548
Other comprehensive income (loss) for the period, net of tax		-	-	-	(19,859)	(9,045)	-	(28,904)
Realized (loss) gain on equity securities		-	-	-	-	(447)	447	-
Total comprehensive income (loss) for the period		-	-	-	(19,859)	(9,492)	424,995	395,644

Share-based payment transactions, net of tax	17	-	3,980	-	-	-	-	3,980
Stock options exercised, net of tax	15, 17	9,085	(2,442)	-	-	-	-	6,643
Dividends to owners of the Company	15	-	-	-	-	-	(48,787)	(48,787)
Repurchase of own shares	15	(36,747)	-	-	-	-	(248,979)	(285,726)
Net settlement of restricted share units, net of tax	15, 17	1,784	(4,554)	-	-	-	(1,035)	(3,805)
Total transactions with owners, recorded directly in equity		(25,878)	(3,016)	-	-	-	(298,801)	(327,695)

Balance as at June 30, 2022		1,107,303	36,134	(292)	(176,785)	3,061	1,408,883	2,378,304

Balance as at December 31, 2020		1,120,049	19,783	(379)	(154,344)	-	803,503	1,788,612

Net income for the period*		-	-	-	-	-	478,652	478,652
Other comprehensive income (loss) for the period, net of tax		-	-	-	17,651	-	-	17,651
Total comprehensive income (loss) for the period		-	-	-	17,651	-	478,652	496,303

Share-based payment transactions	17	-	5,319	-	-	-	-	5,319
Stock options exercised	15, 17	17,935	(2,544)	-	-	-	-	15,391
Dividends to owners of the Company	15	-	-	-	-	-	(42,839)	(42,839)
Repurchase of own shares	15	(11,635)	-	-	-	-	(71,476)	(83,111)
Net settlement of restricted share units	15, 17	3	(7)	-	-	-	(6)	(10)
Total transactions with owners, recorded directly in equity		6,303	2,768	-	-	-	(114,321)	(105,250)

Balance as at June 30, 2021*		1,126,352	22,551	(379)	(136,693)	-	1,167,834	2,179,665

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)) and change in accounting policy (see note 4).

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2022	June 30, 2021*	June 30, 2022	June 30, 2021*

Cash flows from operating activities
Net income for the period		276,825	411,765	424,548	478,652
Adjustments for:
Depreciation of property and equipment	7	66,378	56,205	130,825	97,425
Depreciation of right-of-use assets	8	31,297	28,153	62,821	50,952
Amortization of intangible assets	9	14,130	13,658	28,391	28,029
Share-based payment transactions	17	3,659	2,808	7,686	5,319
Net finance costs	20	21,537	16,612	41,726	31,047
Income tax expense	21	92,608	42,544	144,462	62,967
Bargain purchase gain		-	(283,593)	-	(283,593)
Gain on sale of property and equipment		(24,343)	(5,775)	(44,213)	(9,380)
Loss (gain) on derecognition of right-of-use assets		45	(118)	(12)	(522)
(Gain) loss on sale of assets held for sale		(60,876)	27	(60,876)	(3,911)
Loss on disposal of intangible assets		-	5	-	5
Employee benefits		8,682	17,514	14,362	17,667
Provisions net of payments		7,755	18,827	17,409	11,763
Net change in non-cash operating working capital	6	(87,062)	44,724	(223,306)	83,853
Interest paid		(19,781)	(16,628)	(40,005)	(28,478)
Income tax paid		(83,029)	(48,073)	(118,302)	(87,945)
Net cash from operating activities		247,825	298,655	385,516	453,850

Cash flows used in investing activities
Purchases of property and equipment	7	(74,522)	(60,887)	(164,948)	(98,256)
Proceeds from sale of property and equipment		44,071	29,608	87,986	46,608
Proceeds from sale of assets held for sale		91,928	210	91,928	6,701
Purchases of intangible assets	9	(1,297)	(1,608)	(2,737)	(2,572)
Proceeds from sale of intangible assets		-	-	250	-
Business combinations, net of cash acquired	5	(34,030)	(869,424)	(56,265)	(888,443)
Purchases of investments		(45,261)	-	(72,844)	-
Proceeds from sale of investments		4,490	-	4,490	-
Others		(66)	3,774	607	3,659
Net cash used in investing activities		(14,687)	(898,327)	(111,533)	(932,303)

Cash flows (used in) from financing activities
Decrease in bank indebtedness		(108)	(7,241)	(346)	(11,069)
Proceeds from long-term debt	11	4,160	3,202	314,185	508,522
Repayment of long-term debt	11	(11,616)	(10,734)	(348,955)	(21,515)
Net increase in revolving facilities	11	36,695	412,108	150,725	279,158
Repayment of lease liabilities	12	(30,598)	(27,342)	(61,225)	(51,503)
Decrease in other financial liabilities		(90)	(5,809)	(681)	(5,994)
Dividends paid		(24,210)	(21,447)	(49,150)	(42,720)
Repurchase of own shares	15	(211,697)	(37,024)	(285,726)	(83,111)
Proceeds from exercise of stock options	15	2,441	4,984	6,643	15,391
Repurchase of own shares for restricted share unit settlement	15	(3,781)	-	(3,805)	(10)
Net cash (used in) from financing activities		(238,804)	310,697	(278,335)	587,149

Net change in cash and cash equivalents		(5,666)	(288,975)	(4,352)	108,696
Cash and cash equivalents, beginning of period		20,606	401,968	19,292	4,297
Cash and cash equivalents, end of period		14,940	112,993	14,940	112,993

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2022 and 2021 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 28, 2022.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2021 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2021 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022 and have been applied in preparing these condensed consolidated interim financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The adoption of the amendments is not expected to have a material impact.

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (b):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Freight, the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2022
Revenue	125,082	870,176	556,894	453,701	-	(16,403)	1,989,450
Fuel surcharge	41,383	227,801	146,340	21,681	-	(4,338)	432,867
Total revenue	166,465	1,097,977	703,234	475,382	-	(20,741)	2,422,317
Operating income (loss)	36,800	187,284	127,370	42,368	(2,852)	-	390,970
Selected items:
Depreciation and
amortization	6,776	39,176	55,765	9,886	202	-	111,805
Loss on sale of land
and buildings	-	(1)	-	-	-	-	(1)
Gain on sale of
assets held for sale	-	54,640	6,236	-	-	-	60,876
Intangible assets	189,914	180,742	940,838	490,001	279	-	1,801,774
Total assets	378,020	2,419,851	2,360,822	790,298	131,318	-	6,080,309
Total liabilities	110,867	868,627	522,024	231,654	1,968,964	(131)	3,702,005
Additions to property
and equipment	1,595	20,187	52,397	89	(31)	-	74,237

Three months ended June 30, 2021*
Revenue	145,236	625,265	481,540	406,902	-	(7,973)	1,650,970
Fuel surcharge	19,598	90,762	66,424	9,926	-	(972)	185,738
Total revenue	164,834	716,027	547,964	416,828	-	(8,945)	1,836,708
Operating income (loss)	29,543	351,295	62,626	47,566	(20,109)	-	470,921
Selected items:
Depreciation and
amortization	6,595	29,116	52,497	9,306	502	-	98,016
Loss on sale of land
and buildings	-	(3)	-	-	-	-	(3)
Loss on sale of
assets held for sale	-	(3)	(24)	-	-	-	(27)
Bargain purchase gain	-	271,593	-	12,000	-	-	283,593
Intangible assets	199,603	198,122	928,255	466,157	15	-	1,792,152
Total assets	382,811	2,176,076	2,341,793	727,477	140,031	-	5,768,188
Total liabilities	105,803	831,058	515,780	221,823	1,917,199	(137)	3,591,526
Additions to property
and equipment	1,174	3,141	55,876	265	85	-	60,541

* Recasted for:

- Adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

- Change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). Implementation costs on cloud computing arrangements, previously capitalized, are expensed as incurred. The result was a decrease in intangible assets of $2.1 million, a decrease in deferred tax liabilities of $0.5 million, and a decrease in retained earnings of $1.6 million reflected in the closing balances of December 31, 2019.

- Changes in presentation for consistency with the current period presentation: “inter-segment revenue and fuel surcharge” presented separately in previous periods is now presented within “revenue” and “fuel surcharge”.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Six months ended June 30, 2022
Revenue	249,662	1,705,575	1,072,819	889,079	-	(33,837)	3,883,298
Fuel surcharge	69,638	392,512	240,089	35,723	-	(7,424)	730,538
Total revenue	319,300	2,098,087	1,312,908	924,802	-	(41,261)	4,613,836
Operating income (loss)	62,885	282,054	198,398	77,250	(9,851)	-	610,736
Selected items:
Depreciation and
amortization	13,630	76,678	111,993	19,329	407	-	222,037
Loss (gain) on sale of
land and buildings	-	(1)	44	-	-	-	43
Gain on sale of
assets held for sale	-	54,640	6,236	-	-	-	60,876
Intangible assets	189,914	180,742	940,838	490,001	279	-	1,801,774
Total assets	378,020	2,419,851	2,360,822	790,298	131,318	-	6,080,309
Total liabilities	110,867	868,627	522,024	231,654	1,968,964	(131)	3,702,005
Additions to property
and equipment	6,353	68,922	88,109	642	46	-	164,072

Six months ended June 30, 2021*
Revenue	276,758	756,891	906,108	785,294	-	(14,947)	2,710,104
Fuel surcharge	34,041	109,658	116,462	16,912	-	(1,662)	275,411
Total revenue	310,799	866,549	1,022,570	802,206	-	(16,609)	2,985,515
Operating income (loss)	47,867	373,431	112,632	76,626	(37,890)	-	572,666
Selected items:
Depreciation and
amortization	13,134	41,628	101,037	19,623	984	-	176,406
Loss on sale of land
and buildings	-	(3)	-	-	-	-	(3)
Gain on sale of
assets held for sale	-	6	3,905	-	-	-	3,911
Bargain purchase gain	-	271,593	-	12,000	-	-	283,593
Intangible assets	199,603	198,122	928,255	466,157	15	-	1,792,152
Total assets	382,811	2,176,076	2,341,793	727,477	140,031	-	5,768,188
Total liabilities	105,803	831,058	515,780	221,823	1,917,199	(137)	3,591,526
Additions to property
and equipment	4,006	7,502	83,786	357	105	-	95,756

* Recasted for:

- Adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

- Change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). Implementation costs on cloud computing arrangements, previously capitalized, are expensed as incurred. The result was a decrease in intangible assets of $2.1 million, a decrease in deferred tax liabilities of $0.5 million, and a decrease in retained earnings of $1.6 million reflected in the closing balances of December 31, 2019.

- Changes in presentation for consistency with the current period presentation: “inter-segment revenue and fuel surcharge” presented separately in previous periods is now presented within “revenue” and “fuel surcharge”.

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended June 30, 2022
Canada	166,465	183,843	321,625	67,470	(8,339)	731,064
United States	-	914,134	381,609	400,946	(12,402)	1,684,287
Mexico	-	-	-	6,966	-	6,966
Total	166,465	1,097,977	703,234	475,382	(20,741)	2,422,317

Three months ended June 30, 2021
Canada	164,834	150,362	230,952	67,042	(6,144)	607,046
United States	-	565,665	317,012	343,571	(2,801)	1,223,447
Mexico	-	-	-	6,215	-	6,215
Total	164,834	716,027	547,964	416,828	(8,945)	1,836,708

Six months ended June 30, 2022
Canada	319,300	347,424	586,658	130,149	(17,836)	1,365,695
United States	-	1,750,663	726,250	780,811	(23,425)	3,234,299
Mexico	-	-	-	13,842	-	13,842
Total	319,300	2,098,087	1,312,908	924,802	(41,261)	4,613,836

Six months ended June 30, 2021
Canada	310,799	286,659	433,338	134,174	(12,561)	1,152,409
United States	-	579,890	589,232	656,090	(4,048)	1,821,164
Mexico	-	-	-	11,942	-	11,942
Total	310,799	866,549	1,022,570	802,206	(16,609)	2,985,515

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30, 2022	December 31, 2021*
Property and equipment, right-of-use assets and intangible assets
Canada	1,863,010	1,933,050
United States	2,715,006	2,698,630
Mexico	14,960	14,915
	4,592,976	4,646,595

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired four business during 2022, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

Had the Group acquired these non-material businesses on January 1, 2022, as per management’s best estimates, the revenue and net income for these entities would have been $40.4 million and $3.9 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2022 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate.

During the six months ended June 30, 2022, these non-material businesses contributed revenue and net income of $17.8 million and $0.6 million, respectively, since the acquisition.

During the six months ended June 30, 2022, transaction costs of nil (2021 – $7.9 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisition.

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

As of the reporting date, the Group had not yet completed the purchase price allocation over the identifiable net assets and goodwill of the 2022 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained. As the Group obtains more information, the allocation will be completed.

The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	June 30, 2022*
Cash and cash equivalents		1,716
Trade and other receivables		8,675
Inventoried supplies and prepaid expenses		603
Property and equipment	7	22,639
Right-of-use assets	8	3,946
Intangible assets	9	25,392
Other assets		123
Trade and other payables		(425)
Income tax payable		53
Provisions		(1,710)
Long-term debt	11	(229)
Lease liabilities	12	(3,946)
Deferred tax liabilities		(5,698)
Total identifiable net assets		51,139
Total consideration transferred		78,981
Goodwill	9	27,842
Cash		57,981
Contingent consideration		21,000
Total consideration transferred		78,981
* Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $8.7 million, of which nil was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2022, $1.5 million is deductible for tax purposes.

In line with the Group’s growth strategy, the Group acquired three businesses during the six months ended June 30, 2021, of which UPS Freight, which was renamed TForce Freight in April 2021, was considered material. All other acquisitions were not considered to be material.

On April 30, 2021, the Group completed the acquisition of UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. The purchase price for this business acquisition totalled for $864.6 million, which was funded by a mixture of cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facility. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated bargain purchase gain of $283.6 million in the Less-Than-Truckload and Logistics segments ($271.6 million and $12.0 million respectively). The bargain purchase gain resulted mainly from the measurement of the fair value related to the company’s tangible assets. During the six months ended June 30, 2021, the business contributed revenue and net income of $587.4 million and $29.0 million (excluding the bargain purchase gain of $283.6 million), respectively since the acquisition.

Had the Group acquired UPS Freight on January 1, 2021, as per management’s best estimates, the revenue and net income for this entity would have been $1,691.3 million and $52.4 million (excluding the bargain purchase gain of $283.6 million), respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest and income tax expenses.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

The table below presents the purchase price allocation as at June 30, 2021:

Identifiable assets acquired and liabilities assumed	Note	UPS Freight
		(reassessed
		- see note 5d))	Others*	June 30, 2021**
Cash and cash equivalents		6	1,156	1,162
Trade and other receivables		328,468	4,163	332,631
Inventoried supplies and prepaid expenses		26,643	361	27,004
Property and equipment		1,309,465	10,161	1,319,626
Right-of-use assets		100,971	2,705	103,676
Intangible assets		18,856	8,161	27,017
Other assets		8,133	-	8,133
Trade and other payables		(209,474)	(2,315)	(211,789)
Income tax payable		-	(1,856)	(1,856)
Employee benefits		(65,849)	-	(65,849)
Provisions		(74,867)	-	(74,867)
Other non-current liabilities		(56)	(6)	(62)
Long-term debt	11	-	(2,730)	(2,730)
Lease liabilities	12	(100,971)	(2,705)	(103,676)
Deferred tax liabilities		(193,125)	(3,432)	(196,557)
Total identifiable net assets		1,148,200	13,663	1,161,863
Total consideration transferred		864,607	29,236	893,843
Goodwill		-	15,573	15,573
Bargain purchase gain		(283,593)	-	(283,593)
Cash		864,607	24,996	889,603
Contingent consideration		-	4,240	4,240
Total consideration transferred		864,607	29,236	893,843
* Includes non-material adjustments to prior year's acquisitions
* Includes non-material adjustments to prior year's acquisitions and recasted for adjustments to provisional amounts of UPS Freight prior year's business combination (see note 5d))

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	June 30, 2022*	June 30, 2021*
Canadian Less-Than-Truckload	Less-Than-Truckload	-	(449)
Canadian Truckload	Truckload	776	-
U.S. Truckload	Truckload	(1,083)	16,047
Specialized Truckload	Truckload	3,727	-
Logistics	Logistics	24,422	(25)
		27,842	15,573

* Includes non-material adjustments to prior year's acquisitions for which purchase price allocations were completed.

c)	Contingent consideration

The contingent consideration relates to a non-material business acquisition and is recorded in the original purchase price allocation. This consideration is contingent on achieving specified earning levels in a future period. The maximum amount payable is $21.0 million in less than one year and is currently presented in other financial liabilities on the consolidated statements of financial position.

d)	Adjustment to the provisional amounts of prior year’s UPS Ground Freight Inc. business combination

The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of UPS Ground Freight Inc. This acquisition was accounted for under the provisions of IFRS 3.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of UPS Ground Freight Inc. in fiscal 2021 have been adjusted during the six months ended June 30, 2022, and accordingly, the comparative information as at June 30, 2021 presented in these condensed consolidated interim financial statements has been revised as follows:

			Final
	Provisional	Measurement	reassessed
	fair value	period adjustments	fair value
Cash and cash equivalents	6	-	6
Trade and other receivables	328,468	-	328,468
Inventoried supplies and prepaid expenses	26,643	-	26,643
Property and equipment	1,186,198	123,267	1,309,465
Right-of-use assets	100,971	-	100,971
Intangible assets	18,856	-	18,856
Other assets	860	7,273	8,133
Trade and other payables	(208,928)	(546)	(209,474)
Income tax payable	302	(302)	-
Employee benefits	(65,849)	-	(65,849)
Provisions	(50,352)	(24,515)	(74,867)
Other non-current liabilities	(56)	-	(56)
Lease liabilities	(100,971)	-	(100,971)
Deferred tax liabilities	(177,992)	(15,133)	(193,125)
Total identifiable net assets	1,058,156	90,044	1,148,200
Total consideration transferred	864,607	-	864,607
Bargain purchase gain	(193,549)	(90,044)	(283,593)
Total consideration transferred	864,607	-	864,607

e)	Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material acquisitions in fiscal 2021 have been adjusted in 2022. No material adjustments were required to the provisional fair values for these prior period’s business combinations during the six months ended June 30, 2022 and have been included with the acquisitions of 2022.

6.	Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Trade and other receivables	(78,576)	(26,118)	(202,601)	(15,020)
Inventoried supplies	(1,439)	(632)	(2,735)	(823)
Prepaid expenses	(447)	(8,131)	(8,695)	(4,582)
Trade and other payables	(6,600)	79,605	(9,275)	104,278
	(87,062)	44,724	(223,306)	83,853

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

7.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2021**		1,233,268	1,772,463	200,765	3,206,496
Additions through business combinations*	5	72	22,422	145	22,639
Other additions		12,905	142,881	8,286	164,072
Disposals		(335)	(76,672)	(3,088)	(80,095)
Reclassification to assets held for sale		(38,470)	-	-	(38,470)
Effect of movements in exchange rates		(3,689)	(12,794)	(2,584)	(19,067)
Balance at June 30, 2022		1,203,751	1,848,300	203,524	3,255,575

Accumulated Depreciation
Balance at December 31, 2021**		72,012	577,893	101,450	751,355
Depreciation		11,137	107,536	12,152	130,825
Disposals		(109)	(33,554)	(2,659)	(36,322)
Reclassification to assets held for sale		(4,867)	-	-	(4,867)
Effect of movements in exchange rates		1,098	(6,214)	(1,853)	(6,969)
Balance at June 30, 2022		79,271	645,661	109,090	834,022

Net carrying amounts
At December 31, 2021**		1,161,256	1,194,570	99,315	2,455,141
At June 30, 2022		1,124,480	1,202,639	94,434	2,421,553

* Includes non-material adjustments to prior year's acquisitions

** Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

As at June 30, 2022, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2021 – $1.0 million).

8.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2021		510,277	233,710	3,903	747,890
Other additions		24,491	18,427	431	43,349
Additions through business combinations*	5	3,930	16	-	3,946
Derecognition**		(17,174)	(20,949)	(414)	(38,537)
Effect of movements in exchange rates		(7,065)	(2,671)	(25)	(9,761)
Balance at June 30, 2022		514,459	228,533	3,895	746,887

Depreciation
Balance at December 31, 2021		257,507	90,092	1,758	349,357
Depreciation		32,847	29,369	605	62,821
Derecognition**		(13,655)	(15,535)	(519)	(29,709)
Effect of movements in exchange rates		(3,954)	(1,264)	(13)	(5,231)
Balance at June 30, 2022		272,745	102,662	1,831	377,238

Net carrying amounts
At December 31, 2021		252,770	143,618	2,145	398,533
At June 30, 2022		241,714	125,871	2,064	369,649

* Includes non-material adjustments to prior year's acquisitions

** Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

9.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2021		1,572,291	588,514	88,811	17,948	31,996	2,299,560
Additions through business combinations*	5	27,842	21,817	1,932	1,639	4	53,234
Other additions		-	-	-	-	2,737	2,737
Disposals		-	-	(380)	-	-	(380)
Extinguishments		-	(58,386)	(19,058)	(836)	(290)	(78,570)
Effect of movements in exchange rates		(16,508)	(4,496)	(538)	(203)	160	(21,585)
Balance at June 30, 2022		1,583,625	547,449	70,767	18,548	34,607	2,254,996

Amortization and impairment losses
Balance at December 31, 2021		147,480	287,578	45,675	7,666	18,240	506,639
Amortization		-	22,177	2,368	1,792	2,054	28,391
Disposals		-	-	(130)	-	-	(130)
Extinguishments		-	(58,386)	(19,058)	(836)	(290)	(78,570)
Effect of movements in exchange rates		(872)	(2,079)	(318)	(101)	262	(3,108)
Balance at June 30, 2022		146,608	249,290	28,537	8,521	20,266	453,222

Net carrying amounts
At December 31, 2021		1,424,811	300,936	43,136	10,282	13,756	1,792,921
At June 30, 2022		1,437,017	298,159	42,230	10,027	14,341	1,801,774

* Includes non-material adjustments to prior year's acquisitions

10.	Other assets

	As at	As at
	June 30, 2022	December 31, 2021*
Security deposits	3,750	3,780
Investments in equity securities	87,535	31,391
Other	13,122	9,944
	104,407	45,115

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

Investments in equity securities include $72.8 million (December 31, 2021 – $16.4 million) of Level 1 investments and $14.7 million (December 31, 2021 - $15.0 million) of Level 3 investments. The Group elected to designate these investments as fair value through OCI.

11.	Long-term debt

	As at	As at
	June 30, 2022	December 31, 2021
Non-current liabilities
Unsecured revolving facilities	386,192	239,406
Unsecured debenture	154,937	157,743
Unsecured senior notes	1,078,170	778,613
Conditional sales contracts	59,745	68,746
	1,679,044	1,244,508

Current liabilities
Current portion of unsecured revolving facilities	-	324,444
Current portion of conditional sales contracts	38,382	39,142
	38,382	363,586

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Six months ended	Six months ended
	Note	June 30, 2022	June 30, 2021
Balance at beginning of period		1,608,094	872,544
Proceeds from long-term debt		314,185	508,522
Business combinations	5	229	2,730
Repayment of long-term debt		(348,955)	(21,515)
Net increase in revolving facilities		150,725	279,158
Accretion of deferred financing fees		675	648
Effect of movements in exchange rates		(30,745)	21,865
Effect of movements in exchange rates - debt designated as net investment hedge		23,218	(7,971)
Balance at end of period		1,717,426	1,655,981

The Group’s revolving facilities have a total size of $978.8 million at June 30, 2022 (December 31, 2021 – $997.1 million) and an additional $195.3 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing fixed interest rates of 3.50% and 3.80%, respectively. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The two debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2021 annual consolidated financial statements.

The proceeds raised from the two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

12.	Lease liabilities

	As at	As at
	June 30, 2022	December 31, 2021
Current portion of lease liabilities	115,103	115,344
Long-term portion of lease liabilities	286,306	313,862
	401,409	429,206

The table below summarizes changes to the lease liabilities:

		Six months ended	Six months ended
	Note	June 30, 2022	June 30, 2021
Balance at beginning of period		429,206	355,986
Business combinations	5	3,946	103,676
Additions		43,349	34,630
Derecognition*		(8,840)	(3,088)
Repayment		(61,225)	(51,503)
Effect of movements in exchange rates		(5,027)	9,464
Balance at end of period		401,409	449,165

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $12.0 million (December 31, 2021 – $12.7 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $369.8 million (December 31, 2021 - $362.4 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
June 30, 2022
Less than 1 year	126,246
Between 1 and 5 years	239,292
More than 5 years	73,777
439,315

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

13.	Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2021 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Current service cost	(31,280)	(17,441)	(62,561)	(17,441)
Interest cost	(52)	(347)	(105)	(347)
Net periodic benefit cost	(31,332)	(17,788)	(62,666)	(17,788)

Pension contributions	25,750	-	51,500	-

14.	Provisions

	Self insurance	Other	Total
As at June 30, 2022
Current provisions	37,390	9,979	47,369
Non-current provisions	59,608	64,507	124,115
	96,998	74,486	171,484

As at December 31, 2021*
Current provisions	26,771	12,241	39,012
Non-current provisions	42,696	65,449	108,145
	69,467	77,690	147,157

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $34.0 million (December 31, 2021 - $34.6 million) and environmental remediation liabilities of $30.5 million (December 31, 2021 - $31.6 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

15.	Share capital and other components of equity

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	Six months	Six months
		ended	ended
		June 30, 2022	June 30, 2021
Balance, beginning of period		92,152,893	93,397,985
Repurchase and cancellation of own shares		(3,365,041)	(1,067,062)
Stock options exercised	17	306,669	687,945
Balance, end of period		89,094,521	93,018,868

The following table summarizes the share capital issued and fully paid:

	Six months	Six months
	ended	ended
	June 30, 2022	June 30, 2021
Balance, beginning of period	1,133,181	1,120,049
Repurchase and cancellation of own shares	(36,747)	(11,635)
Cash consideration of stock options exercised	6,643	15,391
Ascribed value credited to share capital on stock options exercised, net of tax	2,442	2,544
Issuance of shares on settlement of RSUs, net of tax	1,784	3
Balance, end of period	1,107,303	1,126,352

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2021 and ending on November 1, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at June 30, 2022, and since the inception of this NCIB, the Company has repurchased and cancelled 4,365,041 shares. On July 28, 2022, the Board of Directors of TFI International Inc. has authorized the Company to apply for an amendment to the current NCIB to increase the repurchase and cancellation of shares to a maximum of 8,798,283 shares, an increase of 1,798,283 over the previously authorized amount. The Company will apply for approval of the amendment from the Toronto Stock Exchange.

During the six months ended June 30, 2022, the Company repurchased 3,365,041 common shares at a weighted average price of $84.91 per share for a total purchase price of $285.7 million relating to the NCIB. During the six months ended June 30, 2021, the Company repurchased 1,067,062 common shares at a weighted average price of $77.89 per share for a total purchase price of $83.1 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $249.0 million (2021 – $71.5 million) was charged to retained earnings as share repurchase premium.

16.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021*	June 30, 2022	June 30, 2021*
Net income attributable to owners of the Company	276,825	411,765	424,548	478,652
Issued common shares, beginning of period	91,579,954	93,235,500	92,152,893	93,397,985
Effect of stock options exercised	42,456	109,834	132,565	390,439
Effect of repurchase of own shares	(975,885)	(152,969)	(981,053)	(501,570)
Weighted average number of common shares	90,646,525	93,192,365	91,304,405	93,286,854

Earnings per share – basic (in dollars)	3.05	4.42	4.65	5.13

* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021*	June 30, 2022	June 30, 2021*
Net income attributable to owners of the Company	276,825	411,765	424,548	478,652
Weighted average number of common shares	90,646,525	93,192,365	91,304,405	93,286,854
Dilutive effect:
Stock options and restricted share units	1,696,790	2,149,574	1,856,810	2,168,720
Weighted average number of diluted common shares	92,343,315	95,341,939	93,161,215	95,455,574

Earnings per share - diluted (in dollars)	3.00	4.32	4.56	5.01

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination (see note 5d)).

As at June 30, 2022, nil stock options were excluded from the calculation of diluted earnings per share (June 30, 2021 – nil) as none were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	1,879	26.01	2,494	25.13	2,061	25.70	2,982	24.65
Exercised	(125)	19.27	(208)	24.73	(307)	21.14	(688)	22.96
Forfeited	-	-	-	-	-	-	(8)	23.70
Balance, end of period	1,754	26.49	2,286	25.16	1,754	26.49	2,286	25.16
Options exercisable, end of period					1,399	24.96	1,897	23.52

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2022:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
19.12	2	0.1	2
18.83	416	1.1	416
26.82	193	1.6	193
23.70	373	2.6	373
30.71	675	3.7	386
40.41	95	5.1	29
	1,754	2.7	1,399

Of the options outstanding at June 30, 2022, a total of 1,423,216 (December 31, 2021 - 1,669,767) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the six months ended June 30, 2022 was $95.52 (June 30, 2021 – $81.87).

For the three and six months ended June 30, 2022, the Group recognized a compensation expense of $0.1 million and $0.2 million, respectively (June 30, 2021 - $0.2 million and $0.6 million) with a corresponding increase to contributed surplus.

No stock options were granted during the three and six months ended June 30, 2022 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

The Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Balance, beginning of period	307,278	375,499	306,554	373,926
Dividends paid in units	999	1,154	1,723	2,727
Balance, end of period	308,277	376,653	308,277	376,653

In personnel expenses, the Group recognized a mark-to-market gain on DSUs of $7.1 million and $9.2 million for the three and six months ended June 30, 2022 (June 30, 2021 – loss of $5.9 million and $14.3 million).

Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts are paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation is awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. For the three and six months ended June 30, 2022, the Group recognized, as a result of the director compensation plan, a compensation expense of $0.3 million and $0.6 million respectively (June 30, 2021 – $0.3 million and $0.6 million respectively).

As at June 30, 2022, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $24.7 million (December 31, 2021 - $34.4 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 7, 2022, the Company granted a total of 63,404 RSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $98.27 per unit.

On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan of which 10,815 were granted to key management personnel, at that date. These RSUs were granted to the directors under the new director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit.

On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.

On April 27, 2021, the Company granted a total of 12,924 RSUs under the Company’s equity incentive plan of which 12,924 were granted to key management personnel, at that date. These RSUs were granted to the directors under the new director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $77.32 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	334	62.52	377	39.62	272	54.27	299	31.54
Granted	11	83.28	13	77.32	74	96.04	91	71.55
Reinvested	2	62.38	2	39.61	2	62.38	3	36.92
Settled	(46)	96.96	-	-	(46)	96.96	-	-
Forfeited	(2)	62.06	-	-	(3)	65.41	(1)	32.41
Balance, end of period	299	57.98	392	40.87	299	57.98	392	40.87

The following table summarizes information about RSUs outstanding and exercisable as at June 30, 2022:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
32.41	147	0.6
83.28	11	0.8
70.59	78	1.6
98.27	63	2.6
	299	1.3

The weighted average share price at the date of settlement of RSUs vested in the six months ended June 30, 2022 was $81.89 (2021– nil).  The excess of the purchase price paid over the carrying value of shares repurchased for settlement of the award, in the amount of $1.0 million (2021 – nil), was charged to retained earnings as share repurchase premium.

│24

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

For the three and six months ended June 30, 2022, the Group recognized, as a result of RSUs, a compensation expense of $1.8 million and $4.1 million, respectively (June 30, 2021 - $1.5 million and $2.9 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2022, a total of 192,470 (December 31, 2021 – 171,222) are held by key management personnel.

Performance share units

On February 7, 2022, the Company granted a total of 63,404 PSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $100.43 per unit as at grant date and $100.43 per unit as at June 30, 2022.

On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit as at grant date and $105.53 per unit as at June 30, 2022.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	288	62.70	225	52.25	226	52.25	147	32.41
Granted	-	-	-	-	63	100.43	78	89.64
Reinvested	2	62.88	1	52.25	2	62.88	2	42.33
Forfeited	(2)	67.05	-	-	(3)	70.71	(1)	32.41
Balance, end of period	288	62.67	226	52.25	288	62.67	226	52.25

The following table summarizes information about PSUs outstanding and exercisable as at June 30, 2022:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	147	0.6
89.64	78	1.6
100.43	63	2.6
	288	1.3

For the three and six months ended June 30, 2022, the Group recognized, as a result of PSUs, a compensation expense of $1.8 million and $3.4 million, respectively (June 30, 2021 – $1.1 million and $1.8 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2022, a total of 181,655 (December 31, 2021 - 138,141) are held by key management personnel.

│25

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

18.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Independent contractors	920,614	736,851	1,768,954	1,257,804
Vehicle operation expenses	338,510	225,674	630,578	370,641
	1,259,124	962,525	2,399,532	1,628,445

19.	Personnel expenses

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

During the three and six months ended June 30, 2021, certain legal entities within the Company had qualified for the CEWS resulting in a $5.0 million and $11.5 million subsidy, respectively (2022 - nil) that was recorded and offset against personnel expenses, presented in short-term employee benefits, in the condensed consolidated interim statement of income.

20.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Interest expense on long-term debt and amortization of
deferred financing fees	14,146	11,608	26,277	21,480
Interest expense on lease liabilities	3,262	3,514	6,623	6,516
Interest income	(60)	(14)	(83)	(583)
Net change in fair value and accretion expense
of contingent considerations	72	(96)	29	163
Net foreign exchange (gain) loss	(105)	(695)	202	(733)
Net impact of early repayment of contingent consideration	-	(1,469)	-	(1,469)
Other financial expenses	4,222	3,764	8,678	5,673
Net finance costs	21,537	16,612	41,726	31,047
Presented as:
Finance income	(165)	(2,274)	(83)	(2,785)
Finance costs	21,702	18,886	41,809	33,832

21.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Current tax expense
Current period	107,298	51,708	159,733	78,093
Adjustment for prior periods	(1)	(76)	(126)	(3,321)
	107,297	51,632	159,607	74,772
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(14,044)	(9,117)	(17,290)	(15,133)
Variation in tax rate	123	103	462	52
Adjustment for prior periods	(768)	(74)	1,683	3,276
	(14,689)	(9,088)	(15,145)	(11,805)
Income tax expense	92,608	42,544	144,462	62,967

│26

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2022 AND 2021 – (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months		Six months		Six months
	ended		ended		ended		ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
Income before income tax		369,433		454,309		569,010		541,619
Income tax using the Company’s statutory tax rate	26.5%	97,900	26.5%	120,392	26.5%	150,788	26.5%	143,529

Increase (decrease) resulting from:
Rate differential between jurisdictions	-0.2%	(825)	-1.3%	(6,054)	-0.1%	(771)	-1.1%	(5,967)
Variation in tax rate	0.0%	123	0.0%	103	0.1%	462	0.0%	52
Non deductible expenses	0.2%	856	0.6%	2,546	0.3%	1,678	0.7%	3,594
Tax deductions and tax exempt income	-1.3%	(4,917)	-16.4%	(74,607)	-1.7%	(9,718)	-14.5%	(78,798)
Adjustment for prior periods	-0.2%	(769)	0.0%	(150)	0.3%	1,557	0.0%	(45)
Multi-jurisdiction tax	0.1%	240	0.1%	314	0.1%	466	0.1%	602
	25.1%	92,608	9.4%	42,544	25.4%	144,462	11.6%	62,967

22.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at June 30, 2022, the Group had $49.2 million of outstanding letters of credit (December 31, 2021 - $47.4 million).

c)	Other commitments

As at June 30, 2022, the Group had $180.1 million of purchase commitments (December 31, 2021 – $75.1 million) and $16.7 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2021 – $13.2 million).

23.	Subsequent events

Between June 30, 2022 and July 28, 2022, the Group repurchased 616,149 common shares at a price ranging from 77.35$ to 85.52$ for a total purchase price of $50.7 million.

The Group acquired a non-material business in July 2022 for a total purchase price of $24.7 million.

│27